

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 23, 2007

Gary Grotjohn
Chief Financial Officer
Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, Iowa 51035

> **RE:** **Little Sioux Corn Processors, L.L.C.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
> **File No. 0-50270**

Dear Mr. Grotjohn:

We have reviewed your letter dated March 12, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Critical Accounting Estimates – Derivative Estimates, page 33

2. We have read your response to comment four from our letter dated February 6, 2007. At September 30, 2006 and 2005, you recorded an asset for derivative instruments related to corn and natural gas options and futures positions of approximately $4,357,000 and $497,000. However, you only recorded a gain of

approximately $1,311,000 in costs of goods sold for the year ended September 30, 2006. Given that you do not formally designate these instruments as hedges, please disclose and tell us why the gain recorded for the year ended September 30, 2006 does not represent the change in the fair value of your corn and natural gas derivatives from September 30, 2005 to September 30, 2006.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

3. We have read your response to comment eight from our letter dated February 6, 2007. We have the following comments in this regard.

- Please delete the reference to "generally" in your revenue recognition policy. If necessary, describe fully the instances where revenue is recognized when products are not shipped.
- You indicated that any difference between ADM's anticipated selling price and actual average selling price during the month is remitted to you. Please clarify whether you have an obligation to repay ADM if the average selling price is less than the anticipated selling price. Given the fact that selling prices can change subsequent to when you recognize revenue, please provide us with a more comprehensive response with regard to how you concluded that your price is fixed and determinable. Your analysis should address what price you would receive from ADM if ADM is not able to sell the ethanol to its customers.
- You indicate that the sales and marketing fees and commissions are recorded gross and are included in selling, general and administrative expenses. With reference to paragraph 9 of EITF 01-9, please address the need to record these fees net of revenues.

Note 6 – Construction in Progress, page F-13

4. We have read your response to comment nine from our letter dated February 6, 2007. Please provide us with your materiality analysis under SAB 108 used to determine that interest capitalization was not material for the periods presented. If your SAB 108 analysis confirms your conclusions regarding materiality, please tell us how you intend to revise your disclosures in Note 6 in future filings as capitalization of interest appears to be required.

Note 15 – Commitments and Contingencies, page F-16

Legal Proceedings, page F-16

5. We have read your response to comment 10 from our letter dated February 6, 2007. It is unclear how you determined that your dispute with ADM is outside the scope of your ongoing operations. Given that your dispute with ADM is directly related to your revenue recognition activities, it does not appear that your settlement meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. We still continue to believe that your settlement should be included in operating income. Please revise your statement of operations to classify your settlement in operating income.

Form 10-Q for the Quarter Ended December 31, 2006

Exhibits 31.1 and 31.2

6. We note that you continue to replace the word "registrant" with your name in one or more places in your certifications. In the future, please revise your certifications to include the word "registrant" instead of your actual name. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief